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                               May 17, 2021

       Daniel Rice
       Chief Executive Officer
       Rice Acquisition Corp. II
       102 East Main Street, Second Story
       Carnegie, Pennsylvania 15106

                                                        Re: Rice Acquisition
Corp. II
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 6, 2021
                                                            File No. 333-254080

       Dear Mr. Rice:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2021 letter.

       Amendment No. 1 to Form S-1 Filed May 6, 2021

       Summary
       Our Structure, page 10

   1. We note your response to comment 4. Please revise your disclosure to explain how your
                                                        "Up-C structure does
not result in interests and economic benefits of the public investors and initial
shareholders differing," given the possibility that your "initial shareholders may receive different tax
treatment than [y]our public investors," as well as your existing disclosure that your
"Opco Units are entitled to different economics as compared to the public shares." Please
make corresponding revisions when describing your founder units on pages 17 and 137,
and disclose whether or not you may enter into a tax receivable agreement where you
share tax benefits resulting from the Up-C structure. Please further
 Daniel Rice
Rice Acquisition Corp. II
May 17, 2021
Page 2
      disclose on page 130, if true, that "the right to exchange Class A Units of Opco for cash or
      Class A ordinary shares does not result in an economic benefit that reduces the value of the Company to other investors."
       You may contact Howard Efron (202) 551-3439 or Robert Telewicz at (202) 551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel Rice
                                                            Division of
Corporation Finance
Comapany NameRice Acquisition Corp. II
                                                            Office of Real
Estate & Construction
May 17, 2021 Page 2
cc:       Lanchi Huynh, Esq.
FirstName LastName